SECURITIE ... MISSION
W
06007078

AB 3/29/06

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-12005120B~~
8- 15522

FACING PAGE
Information Required of Brokers and dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005**AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Toole Henry J. D/B/A
O'Toole Insurance & Securities

FOR OFFICIAL USE ONLY
*FIRM I.D.*__________

ADDRESS OF PRINCIPLE PLACE OF BUSINESS:
14-30 College Point Boulevard
College Point, NY 11356

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Henry O'Toole (718) 358-2281

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Schwinger, Simon & Co., P.C., Certified Public Accountants
155 West 68th Street, Suite 23B
New York, NY 10023

CHECK ONE:
- x **Certified Public Accountant**
- _ **Public Accountant**
- _ **Accountant not resident in United State or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AARON SCHWINGER
Certified Public Accountant

OATH OR AFFIRMATION

I, **Henry J. O'Toole** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **O'Toole Insurance & Securities**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Henry J O'Toole
Signature

OWNER
Title

Joan A. Murphy
Notary Public

JOAN A. MURPHY
Notary Public, State of New York
No. 01MU5040583
Qualified in Queens County
Commission Expires 3/13/07

This report** contains:

- (a) Facing Page
- (b) Statement of Financial Condition
- (c) Statement of Income (Loss)
- (d) Statement of Cash Flows
- (e) Statement of Changes in Sole Proprietor's Equity
- (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An Oath or Affirmation

** *For conditions of confidential treatment of certain portions of filing, see Section 240.17a-5(e)(3)*

O'TOOLE INSURANCE & SECURITIES

AN INDIVIDUAL PROPRIETORSHIP

Financial Statements and Schedules

December 31, 2005

(With Independent Auditor's Report Thereon)

AARON SCHWINGER

Certified Public Accountant

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Independent Auditor's Report

Mr. Henry O'Toole
O'Toole Insurance & Securities

We have audited the accompanying statement of financial condition of O'Toole Insurance & Securities, an Individual Proprietorship, as of December 31, 2005 and the related statements of operations, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial opinion of O'Toole Insurance & Securities at December 31, 2005 and the results of their operations and it's cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material aspects in relation to the financial statements taken as a whole.

Schwinger, Simon & Co., P.C.

January 31 , 2006

Exhibit "A"

O'Toole Insurance & Securities
Statement of Financial Condition
December 31, 2005

	ASSETS	
Cash in Banks		119,799
Other Securities		174,406
	Total Assets	294,205
	LIABILITIES AND CAPITAL	
	LIABILITIES	
Accrued Expenses		3,500
	CAPITAL	
Sole Proprietor's Capital		290,705
Liabilities and Sole Proprietor's Capital		294,205

The accompanying notes are an integral part of these financial statements

Exhibit "B"

O'Toole Insurance & Securities
Statement of Income
For The Year Ended December 31, 2005

REVENUE		
Commissions on equity securities		0
Commissions on all other securities		69,003
Unrealized profit on investments		10,313
	Total Revenue	79,316
EXPENSES		
Regulatory Fees and Expenses		2,545
Professional Fees		900
Office Supplies and Other Expenses		20
	Total Expenses	3,465
Net Profit from Operations		75,851
Interest Income		1,414
	Net Income	77,265

The accompanying notes are an integral part of these financial statements

Exhibit C"

O'Toole Insurance & Securities
Statement of Changes in Sole Proprietor's Equity
For the Year Ended December 31, 2005

	Capital	Total
Balance 12/31/2004	270,940	270,940
Proprietor Withdrawal	(57,500)	(57,500)
Net Income	77,265	77,265
Capital 12/31/2005	290,705	290,705

The accompanying notes are an integral part of these financial statements

Exhibit D"

O'Toole Insurance & Securities
Statement of Cash Flows
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATIONS

Net Income	77,265
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in investment and other securities	(10,313)
Increase in Liabilities	- 0
Net Cash Increase from Continuing Operations	66,952
Cash Flows from Financing Activities:	
Net Decrease in Ownership Equity Withdrawals	(57,500)
Net Increase in Cash	9,452
Cash Balance Beginning of Year	110,347
Cash Balance December 31, 2005	119,799

The accompanying notes are an integral part of these financial statements

Schedule 1

O'Toole Insurance & Securities
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

NET CAPITAL	
Total Sole Proprietor's Equity	290,705
Less: Haircut on Investments	(26,161)
Net Capital	264,544
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accrued Expense	3,500
Payable to Brokers	0
Payable to customers	0
Total Aggregate Indebtedness	0
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	0
Minimum dollar net capital required	100,000
Net capital required (larger of the two)	100,000
Excess Net Capital (Net capital less net capital requirement)	164,544
Excess Net Capital at 1500%	264,194
Excess Net Capital at 1000%	264,194
Ratio: Aggregate Indebtedness to net Capital	0.01323
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part ll (Unaudited) FOCUS report December 31, 2005	264,544
Net Capital per above	264,544

The accompanying notes are an integral part of these financial statements

Schedule 1 (Continued)

O'Toole Insurance & Securities
Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
As of December 31, 2005

As a registered broker-dealer, O'Toole Insurance & Securities is subject to the requirements of Rule 15c3-1, (the net capital rule) under the Insurance & Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover his current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting his aggregate indebtedness from exceeding 15 times his net capital, as those terms are defined.

On December 21, 2005, O'Toole Insurance & Securities' aggregate indebtedness and net capital were $3,500 and $264,544 respectively, a ratio of 0.01323 to 1. As calculated by me, O'Toole Insurance & Securities has at all times during the past year, been in compliance with the net capital rule of the Securities & Exchange Commissions and its ratio of aggregate indebtedness to net capital has not exceeded 1 to 1.

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Mr. Henry O'Toole
O'Toole Insurance & Securities

In our audit of the financial statements of O'Toole Insurance & Securities (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine auditing procedures deemed necessary for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including evaluation of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and the net capital under Rule 17a-3(a)(11); 15c3-3(e); and (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) the procedures for determining the compliance with exempted provisions of Rule 15c3-3. We did not review the practices and procedures for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to evaluate whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are protected against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Owing to the inherent limitations of any internal control system or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate due to changes in conditions or that the effectiveness of their design and operation may deteriorate.

SCHWINGER, SIMON & CO., P.C.
Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned function. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above. In addition, no facts came to our attention that would indicate the condition of the exemption from Rule 15c3-3 had not been complied with during the period.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluations, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schwinger, Simon & Co., P.C.

January 31, 2006